

October 23, 2020

Roland Burns
President and Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd.
Suite 500
Frisco, Texas 75034

> **Re: Comstock Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 1-03262**

Dear Mr. Burns:

We have reviewed your September 29, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 18, 2020 letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Business and Properties
Oil and Natural Gas Reserves, page 11

1. Your response to prior comments 3 and 11 acknowledges that the disclosed proved developed non-producing reserves for certain shut-in wells at December 31, 2019 did not meet the definitions of economically producible, proved reserves or reserves according to Rule 4-10(a)(10), (a)(22) and (a)(26), respectively. The intent to develop these uneconomic quantities in and of itself does not justify recognition of reserves. Remove any quantities in filings made with the U.S. Securities and Exchange Commission that do not meet all of the requirements to be classified as reserves.

Notes to Consolidated Financial Statements
Note 14 Oil and Gas Reserves Information (Unaudited), page F-36

2.   Your response to prior comment 12 indicates that will expand your disclosure in future filings to include an appropriate narrative explanation of significant changes related to each line item in the reconciliation other than production for each of the periods presented. Please confirm that your expanded disclosure relating to the changes from extensions and discoveries will additionally include the narrative explanation provided in your response to prior comment 13.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact Brad Skinner, Office Chief, at (202) 551-3489 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Brian Claunch